SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2015

PACIFIC THERAPEUTICS LTD.

(Translation of registrant’s name into English)

409 Granville Street, Suite #1500
Vancouver, BC, V6C-1T2 Canada
Tel: 604-738-1049
Fax: 604-738-1094

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Resignation of Auditor

The Company has accepted the resignation of James Stafford Inc. Chartered Accountants ("Stafford") as auditor of the Company and are currently in discussions with another firm to be its successor and will announce the appointment of the new auditor when finalized. There were no reservations in Stafford’s reports on any of the financial statements of the Company commencing at the beginning of the most recently completed fiscal years and ending on 31, December 2013. There were also no reportable events between the Company and Stafford.

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated April 16, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 17, 2015

PACIFIC THERAPEUTICS LTD

By:	/s/ Douglas H. Unwin
Name:	Douglas H. Unwin
Title:	CEO